Alan I. Annex, Esq.
212-801-9323
annexa@gtlaw.com
October 9, 2007
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Elaine Wolff, Esq. Philip L. Rothenberg, Esq. Dan Gordon Eric McPhee
Re:   FX Real Estate and Entertainment Inc.
         Pre-Effective Amendment No. 1 to
         Registration Statement on Form S-1
         File No. 333-145672
Ladies and Gentlemen:
     On behalf of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registrant’s Registration Statement on Form S-1 (No. 333-145672), originally filed with the Commission on August 24, 2007 (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.
     Amendment No. 1 responds to the comments heretofore received from the Commission’s staff (the “staff”) by a letter dated September 24, 2007 (the “Comment Letter”) with respect to the Registration Statement. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.
     For the staff’s convenience, the staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the staff, the Registrant has enclosed marked courtesy copies of Amendment No. 1 reflecting the changes from the initial filing.

General
1.	We note your disclosure in the prospectus regarding the CKX going private transaction. We also note CKX, Inc.’s June 1, 2007 press release filed on Form 8-K which describes a “series of transactions” that involves a distribution of FXRE shares to CKX shareholders. Please tell us why the distribution of FXRE’s shares on Form S-1 should not be considered to be part of a series of transactions for purposes of filing Schedule 13E-3.

The Registrant understands from CKX that the distribution of its common stock on Form S-1 may be considered as part of a series of transactions for purposes of filing Schedule 13E-3 because the value of the going private merger consideration to be paid at closing is potentially subject to adjustment based on the post-distribution value of the Registrant’s common stock and one of the conditions to completing the going private merger is completion of the distribution of the Registrant’s common stock. However, completion of the distribution is not conditioned upon completing the going private merger. CKX has advised the Registrant that the Schedule 13E-3 and the related preliminary proxy statement for the going private merger will be filed with the Commission in connection with such transactions.

2.	We note that prior to effectiveness of this registration statement, each of CKX, Flag Luxury Properties LLC and Distribution Trust I will exchange their common membership interests in FX Luxury Realty for your shares. Please tell us the number of holders of membership interests in Flag Luxury Properties and whether each member will exchange its interests for your shares. In this connection we note your disclosure on page 5 that the members include Mr. Sillerman, Mr. Kanavos and “certain employees.” Further, please tell us the exemption from registration upon which you are relying for this exchange and why the exchange should not be integrated with this offering. Please provide us with a copy of the agreements governing this exchange and tell us whether these are the agreements contemplated to be filed as Exhibits 10.1-10.4.

As disclosed in Amendment No. 1, on September 26, 2007, CKX, Flag Luxury Properties and Distribution Trust I entered into a Contribution and Exchange Agreement pursuant to which they exchanged their common membership interests in FX Luxury Realty for shares of the Registrant’s common stock. As a result of this exchange, the Registrant owns 100% of the common membership interests in FX Luxury Realty, while CKX, Flag and the CKX distribution trusts own 100% of the shares of the Registrant’s outstanding common stock. This exchange is intended to qualify as a tax free exchange under Section 351 of the Internal Revenue Code. The parties effectuated the exchange in order to convert their common membership interests in FX Luxury Realty, a limited liability company, into common stock of the Registrant, a “C” corporation, without recognizing gain or loss. This exchange is a condition precedent to CKX being able to effectuate the distribution of its investment in FX Luxury Realty to its stockholders in the form of “C” corporation common stock (i.e., the Registrant’s common stock). CKX made its investment in FX Luxury Realty with the intention of converting it into common stock of a “C” corporation for distribution to its stockholders in a registered offering. The Registrant was organized for this purpose. The Registrant relied on the exemption from registration provided by Section 4(2) of the Securities Act for this exchange. This exchange should not be integrated with this offering for at least two reasons. First, as mentioned above, this exchange is merely a condition precedent to effectuating this offering. Second, the exchange is not a capital raising transaction.
There are 19 holders of membership interests in Flag Luxury Properties. Flag Luxury Properties’ members will not exchange their membership interests in Flag Luxury Properties for shares of the Registrant’s common stock. Flag Luxury Properties has agreed to effectuate a mandatory, pro rata distribution (for no consideration) to its members of all of the shares of common stock it received from the Registrant in the exchange along with shares of common stock it purchased directly from the Registrant, except for a small portion of such shares which Flag Luxury Properties intends to distribute to certain of its employees for compensatory reasons.

The exchange is governed by the Membership Interest Purchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, CKX and Flag Luxury Properties, Amendment No. 1 to Membership Interest Purchase Agreement, dated as of June 18, 2007, by and among FX Luxury Realty, CKX and Flag Luxury Properties, Amendment No. 2 to Membership Interest Purchase Agreement, dated as of September 27, 2007, by and among FX Luxury Realty, CKX and Flag Luxury Properties, the Third Amended and Restated Limited Liability Company Agreement of FX Luxury Realty dated as of September 27, 2008 and the Contribution and Exchange Agreement, dated as of September 26, 2007, by and among CKX, Stockholder Distribution Trust I and Flag Luxury Properties, copies of which are enclosed herewith and filed as Exhibits 10.1, 10.2, 10.5, 10.19 and 10.21 to Amendment No. 1.

3.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

As of the date hereof, the Registrant has not made a determination as to whether to include any graphics, maps, photographs or other artwork in the Registration Statement. If the Registrant determines to do so it will provide them to the Staff for review prior to including them in the Registration Statement. No preliminary prospectus will be used in connection with the Registration Statement.

4.	Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

The Registrant does not rely on any studies or reports. Any materials relied upon by the Registrant are provided herewith in response to comment number 5.

5.	Please provide supplemental support for factual assertions in the prospectus and management’s assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:
•	“We believe that Elvis Presley and Muhammad Ali are among the most recognized and revered names in popular culture." (page 2);

•	“These public companies, in the aggregate, raised over $5 billion of capital through external financings ...” (page 33)

•	“The corner of Las Vegas Boulevard and Harmon Avenue is one of the most concentrated areas of pedestrian traffic on the Las Vegas strip.” (page 34)

•	“The completion of MGM’s CityCenter project will solidify the intersection of Las Vegas Boulevard and Harmon Avenue as one of the most important on the Las Vegas strip.” (page 34)

•	“In response to this rapid development, the city of Las Vegas has begun a series of major improvements to Harmon Avenue. The city has ear-marked $11 million ... In addition, the Las Vegas Monorail has announced plans for a $1.3 billion expansion ...” (page 35)

•	“While there is no definitive budget yet for development of Phase I, management currently estimates costs of approximately $2.0 billion to $2.5 billion.” (page 36)

•	Estimated beginning and completion of construction for Phases I and II (page 37)

•	“Given the property’s proximity to McCarran International Airport, we have acquired Federal Aviation Administration approval to build up to 600 feet above ground level.” (page 38)

•	“Las Vegas is one of the most recognized destination resort markets in the world According to the Las Vegas Convention and Visitors Authority, the number of visitors traveling to Las Vegas has continued to increase “ (page 38)

•	“A fifth lease term expires in May 2059. However, because the tenant’s store is a separate box structure, it is capable of being integrated into future development plans.” (page 40)
Please note the above list is not meant to be complete.

Enclosed herewith, the Registrant has provided copies of supplemental materials supporting the factual assertions in the Registration Statement. Where appropriate, the Registrant has revised the disclosure.
Front Cover Page of Prospectus
6.	Please limit the outside cover page to one page. Much of the information on the cover page is detailed in other parts of the registration statement and does not need to be disclosed on the Prospectus cover page. Please refer to Regulation S-K, Item 501(b). Your cover page should highlight the basic information that is key to a shareholders’ understanding of how the distribution and series of transactions leading to the distribution will affect shareholders’ interests. For example, focus on explaining that upon consummation of this distribution former shareholders of CKX will hold 25% of your shares, will cease to be shareholders of a public company and disclose the direct and indirect ownership by Mr. Sillerman upon consummation of the contemplated transactions. The description of the mechanics of the transactions such as appears in the fifth paragraph is not key to an investment decision. Also, please delete all cross references, other than the requisite cross reference to the risk factors, from the cover page.

The Registrant calls to the staff’s attention that consummation of this distribution will not cause CKX’s stockholders to cease being stockholders of CKX. CKX’s stockholders will cease being stockholders of CKX if and when the CKX going private transaction is consummated. As such, the Registrant has revised the referenced disclosure as otherwise requested.
Questions and Answers About the Distribution, page ii
Q. What is the CKX going private transaction and how will it affect this distribution?
7.	We note your disclosure that “the going private transaction will have no impact on this distribution.” We note that CKX currently operates in four segments, Presley Business- Royalties and Licensing, Presley Business-Graceland Operations, 19 Entertainment and the Ali Business. We further note that the largest segment is 19 Entertainment, which holds, among other things, the proprietary rights to the IDOLS television brand, including the American Idol series in the United States and local adaptations of the IDOLS television show format which, collectively, air in over 100 countries in the world. Please revise your statement that the going private transaction will have no impact on this distribution to explain that in connection with the going private transaction, shareholders will no longer have an interest in the 19 Entertainment segment but instead as a result of this distribution will continue to have a reduced interest in the Presley and Ali intellectual property. Further, please explain that the 19 Entertainment segment will be owned by 19X, a company controlled by Mr. Sillerman.

The Registrant has revised the referenced disclosure and the disclosure under the question “Will the distribution impact my ownership of shares of CKX common or preferred stock,” to clarify the impact of the CKX going private transaction on CKX’s stockholders.
Q. What will be the business of FX Real Estate and Entertainment after the distribution?
8.	Please also briefly disclose that during the redevelopment of the Park Central Property, no revenues will be generated by the current motel, commercial and retail tenants.

The Registrant has removed this disclosure to conform with other changes made to the Registration Statement.
Prospectus Summary, page 1
9.	We note your disclosure on page 4 that the board of directors of CKX approved the series of transactions leading to the going private of CKX on the condition that you make this distribution “to allow current CKX stockholders to share directly in the continued growth and exploitation of the existing Elvis Presley and Muhammad Ali intellectual property rights and assets in the capital intensive development opportunities to be pursued by us.” In this connection, we note that prior to going private, CKX will acquire a 50% ownership interest in FX Luxury Realty LLC (which acquired 100% interest in Park Central) for consideration of the Elvis Presley and Muhammad Ali intellectual property and $100 million in cash. Please revise to disclose the valuation and basis of the valuation of each of Park Central and the intellectual property.

The Registrant calls to the staff’s attention that CKX has already acquired the 50% interest in FX Luxury Realty. The total cash consideration for the acquisition was $100 million which was the ascribed value of the equity purchased.

Simultaneously, in a separate transaction, the Registrant entered into the license agreements with Elvis Presley Enterprises and Muhammad Ali Enterprises. The Registrant believes the terms and royalty rates in these agreements were entered into at fair market value and thus does not ascribe any value to the intellectual property acquired under the license agreements. The Registrant’s initial discussions and consultations with an independent appraisal firm are consistent with this position.
Company Strategy, page 2
10.	You disclose that Mr. Sillerman has “previously built and managed six public companies” and that these companies raised over $5 billion of capital through external financings and consummated and integrated over 50 acquisitions. You further disclose that “we also intend to capitalize on the experience and success of CKX’s senior management group...” Please revise to delete puffing disclosures such as this from the summary section.

The Registrant has revised the referenced disclosure as requested.
11.	We note that you have included bullet point risk factors on page 8. However, please revise to balance your discussion of your strategy with a discussion immediately following the strategy discussion of the risks of implementing this strategy, including the risks that you will need to raise additional debt and equity in order to implement this business plan, that you do not have sufficient cash flow to meet your current obligations and that you have a going concern opinion.
The Registrant has revised the referenced disclosure as requested.
History of our Company and Background of the Distribution, page 3
12.	In the first full paragraph on page 5 you note that CKX shareholders will receive their shares 20 days after the effectiveness of the FXRE registration statement. You also discuss the possibility of a “when issued” market on page 30 under the heading “The Distribution.” Please disclose in additional detail your plan for listing FXRE shares on NASDAQ in conjunction with the distribution of the shares from the Distribution Trusts to the CKX shareholders. Specifically, please disclose how much time you expect there to be from the date listing and trading begins on NASDAQ and the date CKX shareholders receive their FXRE shares and whether FXRE shareholders will be able to sell their securities during this period.

The Registrant has revised the referenced disclosure as requested.

13.	Please revise to disclose that for the Presley licenses you will pay CKX’s 85%-owned Elvis Presley Enterprises $9 million annually through 2009, $18 million annually from 2010 through 2012 and from 2013 through 2016, $22 million annually, with a 5% annual increase thereafter. Please disclose that for the Ali licenses you will pay CKX’s 80%-owned Muhammad Ali Enterprises, from $1 million to $3 million on the same schedule as the Presley royalty payments. Further, please disclose that you will not have cash flow to make these payments.

The Registrant has revised the referenced disclosure as requested.
Organization and Relationships, page 6
14.	Please add into the chart under CKX the following two subsidiaries of CKX: (i) Elvis Presley Enterprises, Inc., and (ii) Muhammad Ali Enterprises, LLC.

The Registrant has revised the chart to reflect the fact that CKX will not hold an ownership interest in the Registrant upon completion of the distribution.
15.	Please add into the chart Metroflag Management, LLC.
The Registrant’s intent with the chart was to provide as simple a picture as possible of the ownership structure with respect to the Park Central Property and its active subsidiaries. Metroflag Management LLC is not included in the chart because it has no business, assets or operations, or relevance to the Registrant’s current or future business.

16.	We note your disclosure in footnotes (a) and (b) to the chart. Please advise as to how the percentage ownerships of Messrs. Torino, Kanavos and Sillerman, together with that of CKX and the public shareholders will add up to 100% of the ownership interests in you as the currently disclosed ownership percentages do not appear to add up to 100%.
The Registrant has revised the chart such that the ownership percentages add up to 100%. To accomplish this, the Registrant backed-out the shares of the Registrant’s common stock that Mr. Sillerman will receive in the distribution as a current stockholder of CKX from the “public stockholder” category. Accordingly, the percentage interest of the “public stockholders” does not include the ownership interests of Mr. Sillerman.

17.	Please revise to depict the 5% ownership by Flag Luxury in you in the chart rather than in a footnote.

The Registrant has revised the chart to more appropriately reflect the ownership interests of members of Flag other than Messrs. Sillerman, Kanavos and Torino, and certain employees of Flag.

18.	We note the chart on page 6 and footnotes (d) and (e) on page 7. Please advise as to how you calculate the 50% beneficial ownership interest in the option to acquire 1,147,550 Riviera shares. The chart indicates that RH1, LLC and Flag Luxury Riv, LLC each own 28.5% of Riv Acquisition Holdings, Inc., which together is a 57% interest in Riv Acquisition Holdings, Inc., with the remaining 43% owned by affiliates of Starwood Capital.

The disclosure in the Registration Statement relating to the Riviera shares has been revised to reflect the Registrant's exercise, through a subsidiary, of its option to acquire shares of Riviera Holdings Corporation.
Conflicts of Interest, Page 7
19.	Information in this section is repeated on page 10. Please combine such disclosure into one part of the Prospectus Summary.

The Registrant has revised the referenced disclosure as requested.
Risk Factors, page 14
General
20.	Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the fallowing examples:
•	“We are subject to a going concern opinion from our independent registered public accounting firm.” (page 16)

•	“We are dependent on our key personnel, including Robert F.X.

Sillerman, Paul Kanavos and certain other executives of CKX and Flag Luxury Properties, to operate our business.” (page 20)
•	“Our hotel development, including our proposed Park Central Property redevelopment and the Graceland hotel(s), are subject to timing, budgeting and other risks.” (page 21)

•	“Our subsidiaries will need to recruit a substantial number of new employees before our Las Vegas and Memphis project(s) open and these employees may seek unionization.” (page 21) .

•	“We may be unable to exercise our option to purchase shares of common stock of Riviera Holdings Corporation, which owns the Riviera Hotel & Casino in Las Vegas and the Blackhawk Casino in Blackhawk, Colorado, prior to its expiration in September 2007.” (page 22)
Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

The Registrant has revised the referenced disclosure as requested.

21.	You disclose in the Prospectus that the redevelopment of the Park Central Property will be completed in three phases. Please consider whether this phased redevelopment plan merits inclusion of a risk factor.

The Registrant has revised its risk factors to further clarify the risks related to its redevelopment of the Park Central Property. We note that the Registrant had previously included a risk factor specifically relating to the phased development of the Park Central Property identifying the risks of delay associated with the existence of certain long-term commercial leases. Beyond this specific risk, the other risks associated with the Registrant’s phased development plans are risks that apply to the redevelopment of the Park Central Property whether the property is developed in phases or all at one time.
Our current cash flow is not sufficient to meet either our current or long-term obligations, page 14
22.	Please revise to quantify the guaranteed license fees, redevelopment costs for Phase II and Phase III of the Park Central and the development and construction costs for Graceland-based hotels.
The Registrant has revised the referenced disclosure as requested.

Even if we are able to raise additional financing, we might not be able to obtain it on terms that are not unduly expensive or burdensome to us or disadvantageous to our existing stockholders, page 15
23.	Each risk factor should contain only one discreet risk. This risk factor discusses (i) the risk of only being able to raise financing on unduly expensive or burdensome terms and (ii) the risk of dilution to existing shareholders, which is a separate risk currently covered by the first risk factor on page 27. Please revise.

The Registrant has revised the referenced disclosure as requested.
We are subject to a going concern opinion from our independent registered public accounting firm, page 16
24.	Please revise the Prospectus to eliminate all jargon, such as “going concern,” and replace it with more easy to understand disclosure.

The Registrant has revised the referenced disclosure to include a plain English explanation of the meaning of “going concern.”. However, the Registrant respectfully believes the term “going concern” is a widely accepted accounting term.
We are dependent on our key personnel, including Robert F.X. Sillerman, Paul Kanavos and certain other executives of CKX and Flag Luxury Properties, to operate our business, page 20
25.	Please revise to disclose that your Chairman and CEO, Mr. Sillerman, may only devote 50% of his time to you and disclose the identity of the “certain” other executives on whom you depend.

The Registrant has revised the referenced disclosure as requested.
We may be unable to exercise our option to purchase shares of Riviera Holdings, page 22
26.	Please update your disclosure with respect to the option that expires in September 2007.

On September 24, 2007 the Registrant, through a subsidiary, gave notice of its intent to exercise the option to acquire additional shares of Riviera Holdings Corporation. On September 26, 2007, the Registrant, through a subsidiary, acquired 573,775 shares of common stock of Riviera Holding Corporations, such shares representing the Registrant’s 50% economic interest in the right to acquire the shares subject to the option, in exchange for approximately $13.2 million. The consideration paid by the Registrant consisted of funds obtained from a margin loan extended from Bear Stearns and the proceeds of a loan from CKX.

Due to the fact that the Registrant has exercised the option, the Registrant no longer is at risk of the option expiring or being required to sell the option due to an inability to raise funds to exercise said option. As such, the Registrant has deleted this risk factor as reflected in Amendment No. 1.
As a result of the distribution, we will be subject to financial reporting and other requirements of the Sarbanes-Oxley Act of 2002 for which our accounting and other management systems and resources may not be adequate, page 22
27.	Please revise the heading to disclose our material weaknesses and revise the disclosure in the narrative to describe the nature of such weaknesses.

The Registrant has revised the heading to disclose its material weaknesses and the disclosure in the narrative to describe the nature of such weaknesses.
Risks Associated with Redevelopment of the Park Central Property, page 23
28.	In the introductory paragraph, you state that certain risks associated with the Park Central Property development are not current risks. The development of this property, however, seems essential to your business plan. Please advise or revise.

Certain risks associated with the Park Central Property upon completion of the redevelopment are not current risks of the Registrant based on the current use of the Park Central Property. The concomitant risks arise in part from the financial expenditure associated with the Registrant’s redevelopment of the Park Central Property. Accordingly, the Registrant expects that these risks will be applicable to its operation upon completion of the redevelopment, which is an essential component of the Registrant’s business plan.
Our proposed Las Vegas casino and hotel will be subject to extensive state and local regulation, and licensing and gaming authorities have significant control over its operations, which could have a negative effect on our business, page 25
29.	Regarding the redevelopment of the Park Central Property, you state that you do not anticipate making application for needed approvals and licenses in the immediate future. Please revise to disclose why you have not already applied for such approvals and licenses. We may have further comment.

The Registrant has revised the referenced disclosure as requested.
Substantial amounts of our common stock could be sold in the near future, which could depress our stock price, page 26.
30.	Please also disclose the possibility that you may issue and sell substantial amounts of your stock in the future to finance development of the Park Central Property, which could depress your stock price. This is currently noted in the last paragraph of the first risk factor on page 27.

The Registrant has revised the referenced disclosure as requested.

Certain provisions of Delaware law and our charter documents could discourage a takeover that stockholders may consider favorable, page 27
31.	Please revise to further summarize the “opt out” restrictions under Section 203 of the Delaware General Corporation Law and move any additional information to another section of the Prospectus.

The Registrant has revised the referenced disclosure to reference the impact of its election to “opt out” of the restrictions under Section 203. The Registrant is unclear as to what information the staff is referring to in commenting that the Registrant should “move any additional information to another section of the Prospectus.”
The Company, page 33
General, page 33
32.	You note that you intend to redevelop the Park Central Property if you are able to obtain adequate financing. Please disclose your current plans to obtain such financing. Also, please disclose whether work will commence on each phase of the Park Central Property redevelopment before 100% of the financing needed to finish each phase is received and the risks of such ongoing finance plans, if any.

The Registrant has revised the referenced disclosure as requested.
Development Plans, page 36
33.	You note that you intend to develop an upscale hotel in partnership with “a five-star hotel operator." Please disclose the name of such hotel operator and details regarding your discussions to date with such hotel operator.

The Registrant has had informal discussions with a few five-star hotel operators but has not entered into any formal arrangements with any such operator. At this time, the Registrant is not prepared to disclose the names of such operators or any of the details regarding its discussions with such operators due to the informal nature of the discussions.

34.	Please disclose management estimates for the costs of Phases II and III, or state that you have no current estimate for these costs and the reasons for not having a current estimate.

The Registrant has revised the disclosure to reflect that it does not currently have estimates for the costs of Phases II and III of the Park Central Property redevelopment.

35.	We note your development plans with respect to the Park Central Property. If available, in addition to what is already discussed, please disclose additional details regarding your plans for (i) the hotel, (ii) the casino and (iii) the entertainment so that investors can understand how you plan to differentiate yourselves from the other hotel/resort/casinos in Las Vegas and elsewhere.
The Registrant has no additional details to disclose at this time. Should such details become available prior to the effectiveness of the Registration Statement, the Registrant will add disclosure of such details as necessary.
36.	Please disclose how long you expect your current cash on hand will meet your cash requirements and whether you believe you will be required to raise additional funds in the next six months. Please refer to Regulation S-K, Item 101(a)(2)(B)(1).

The Registrant has revised the referenced disclosure as requested and notes that it has included disclosure in its risk factors and MD&A related to the staff’s comment.
Phase II, page 40
37.	You state that one tenant’s lease term expires in May 2009, but such lease may be extended for an additional five year’s at the tenant’s option. Please disclose the effect this would have on the planned mid-2009 development commencement of Phase II.

The Registrant has revised the referenced disclosure as requested.
Hotel(s) at Graceland, page 41
38.	We note your disclosure regarding the approximately 80 acres “surrounding” the Graceland property. Please disclose the exact location of the 80 acres.

The Registrant has revised the referenced disclosure to clarify that the 80 acres is contiguous to the Graceland mansion property.

39.	You note that under the licensing agreement with Elvis Presley Enterprises, you must exercise your right to develop the first hotel by December 1, 2008, or you will lose the right to construct the hotel. Please disclose the minimum steps that must be taken to exercise your right so that you do not lose your right to construct the hotel.

The Registrant has revised and expanded the referenced disclosure.
Elvis Presley Experiences, page 42
40.	You note that if Elvis Presley Enterprises develops one or more Elvis Presley Experience(s) with Cirque du Soleil, you would seek to participate. Please advise whether you will seek to participate in the planned Elvis Presley-Cirque du Soleil show at the MGM CityCenter. Additionally, you note that you intend to request that Elvis Presley Enterprises and Cirque du Soleil “develop the first Elvis Presley Experience at the Park Central Property.” If the MGM CityCenter project will already have the Elvis Presley-Cirque du Soleil show, please advise how this will be the first Elvis Presley Experience. Please also advise as to whether there is a risk of competition of having two Elvis Presley Experiences directly across the street from each other.
The Registrant has revised the referenced disclosure as requested.
Muhammad Ali License Agreement, page 43
41.	You reference Muhammad Ali-themed real estate and attraction based properties. Please revise to provide more detailed disclosure of your business plan with respect to the rights you have to use Muhammad Ali-related intellectual property. Please also disclose information regarding “Muhammad Ali retreat centers.”

While the Registrant is continually exploring opportunities to use the Muhammad Ali-related intellectual property, it has no current plans with respect to its use of the Muhammad Ali-related intellectual property. The Registrant has added disclosure regarding the Muhammad Ali retreat centers as requested.
Royalty Payments and Minimum Guarantees, page 44
42.	Will Muhammad Ali and Elvis Presley be featured at the same location (i.e., the same hotel and/or casino)? If so, please disclose how royalty payments will be divided between required payments to Elvis Presley Enterprises and required payments to Muhammad Ali Enterprises.

The Registrant has not yet determined if Muhammad Ali and Elvis Presley will be featured at the same location. If the Registrant chooses to feature both at the same location it would expect to adopt an allocation formula which fairly measures the relative contribution of each of the brands to the location.
The Riviera, page 44
43.	With respect to the action involving Riviera Holdings, please revise here and on page 52 to explain the nature of the referenced disqualification period and voting limitations and their impact on your option and contemplated structuring transactions. Further, please disclose the requisite “financial resources" to acquire exercise your option and the identity of the optionor.

Subsequent to the August 22, 2007 summary judgment ruling by the Nevada District Court, Eighth Judicial Circuit, the Registrant, through it subsidiaries and affiliates, entered into a letter agreement on September 16, 2007 with the optionor, Triple Five Investco LLC, pursuant to which the optionor agreed to waive the requirements that the board of directors of Riviera Holdings Corporation consent to the Registrant’s election to exercise the option. On September 24, 2007, the Registrant, through it subsidiaries and affiliates, provided notice to the optionor of its intent to exercise the option, in which it has a 50% beneficial ownership interest, to acquire the additional 1,147,550 shares of Riviera Holdings Corporation. The total consideration paid to acquire the 50% interest in the option shares was approximately $13.2 million. As a result, on September 26, 2007, a subsidiary of the Registrant acquired an ownership interest in 573,775 shares of Riviera Holdings Corporation, bringing the Registrant’s total holdings in Riviera Holdings

Corporation up to 1,410,363 shares of common stock.

As reflected in Amendment No. 1, the Registrant has revised the referenced disclosure to reflect the option exercise.
Owner and Operator Licensing Requirements, page 46
44.	Please disclose a summary of the process of obtaining and maintaining a casino license from the Nevada Gaming Authorities.

The Registrant has revised the referenced disclosure as requested.

45.	Please disclose how much funds your casino will be required to hold in cash under Nevada Gaming law. Please refer to Regulation S-K, Item 101(c)(1)(vi).

The Registrant has revised the referenced disclosure as requested.
Company Registration Requirements, page 46
46.	Please disclose a summary of the process of registering your company with the Nevada Gaming Commission. Please also disclose the suitability requirements to be registered as a publicly traded corporation for the purposes of the Nevada Gaming Control Act.

The Registrant has revised the referenced disclosure as requested.
Individual Licensing Requirements, page 46
47.	Please advise whether the Nevada Gaming Authorities have ever found one of your officers, directors or key employees to be unsuitable for licensing and thus forced such individual‘s employer to sever all relationships with such person. If such an individual exists within your company, please disclose the name of such individual and the circumstances upon which the relationship was severed.

To the knowledge of the Registrant, the Nevada Gaming Authorities have never found any of its officers, directors or key employees to be unsuitable for licensing.
Gaming Laws Relating to Securities Ownership, page 48,
48.	You state that the Nevada Gaming Commission has the power to require the stock certificates of registered companies to bear a legend and that you do not know whether this requirement will be imposed on you. Please advise as to when you expect to be informed by the Nevada Gaming Commission whether this requirement will be imposed on you and what impact, if any, this will have on you, securities holders, the present securities distribution and future securities offerings.
Publicly traded companies are exempt from the legend requirement. See Nevada Revised Statutes §§ 463.520 and 463.625. However, the Nevada Gaming Commission has the power to impose the requirement should it decide to do so. See Nevada Revised Statutes § 463.635 (3). As such, the Registrant has made appropriate disclosure in the Registration Statement to identify the Nevada Gaming Commission’s authority in this regard.
Approval of Public Offerings, page 49
49.	Please disclose the process for gaining the prior approval of the Nevada Gaming Commission for public securities offerings for which the intent is to use the proceeds to construct and finance gaming facilities in Nevada. Please discuss (i) how long it typically takes to gain such approval, (ii) whether the approval typically is conditioned in any way and (iii) the reasons for delaying or preventing issuers from proceeding with public offerings.

The Registrant has revised the referenced disclosure as requested.
Fees and Taxes, page 50
50.	Considering there is no personal income tax in the state of Nevada, please revise to provide additional disclosure regarding the magnitude of the fees and taxes you expect to pay, such as whether this will be a significant percentage of your total revenues.

The Registrant has revised the referenced disclosure as requested.
Foreign Gaming Investigations, page 50
51.	Please revise to disclose why the disclosure under this subheading is relevant to you.

The Registrant has revised the referenced disclosure as requested. The Registrant notes that the rationale for including such language relates to the Registrant’s possible acquisition of gaming properties located outside the State of Nevada. For example, if the Registrant were to purchase Riviera Holdings Corporation, the Registrant would assume Riviera’s gaming operations at the Blackhawk Casino in Blackhawk, Colorado. Such an acquisition would require the Registrant to obtain gaming licenses in such jurisdiction.
Competition, page 51
52.	You note that the Park Central Property will compete with other high-quality resorts and hotel casinos. Please discuss in greater detail the factors on which the Park Central Property will compete, such as competition for revenue from (i) gaming, (ii) hotel, (iii) entertainment, (iv) retail, (v) commercial and (vi) residential. See Regulation S-K, Item 10l(c)(1)(x).

The Registrant has revised the referenced disclosure as requested.

53.	Please also provide additional details regarding the three new resorts that you mention will be opening in the next few years on or near the Las Vegas Strip.

The Registrant has revised the referenced disclosure as requested.
Employees, page 51
54.	Please disclose the additional number of employees you expect to employ as a result of your current business plans. Please see Regulation S-K, Item 101(a)(2)(B)(4).

The Registrant has revised the referenced disclosure as requested.
Legal Proceedings, page 52
55.	We note your statements that you believe that the lawsuits related to the Park Central Property are without merit. As you are not qualified to make such a legal conclusion, either (i) remove such statement or (ii) include an opinion by legal counsel qualified to opine on such matters.

The Registrant has revised the disclosure to remove the referenced statement.

56.	Please state the name of each court where each proceeding is occurring. Please refer to Regulation S-K, Item 103.

The Registrant has revised the referenced disclosure as requested.
Intellectual Property, page 52
57.	Please disclose the circumstances under which Elvis Presley Enterprises and Muhammad Ali Enterprises obtained their respective intellectual property rights. Please also disclose whether there is any specific Elvis Presley or Muhammad Ali intellectual property that you do not have the rights to through your licensing agreements with Elvis Presley Enterprises and Muhammad Ali Enterprises.

The Registrant has revised the referenced disclosure as requested.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65
Interest Income/Expense, page 67
58.	The percentage showing the interest expense increase appears to be incorrect. Please advise.

The narrative has been revised to reflect the correct percentage, 118%.
Liquidity and Capital Resources, page 69

59.	Please revise to describe the financial covenants contained in the Park Central Loan.

The disclosure has been revised to describe the financial covenants in the Park Central Loan.
Capital Expenditures, page 73
60.	You state you are “currently unable to estimate the potential total cost of the projects.” On page 36, however, with respect to the redevelopment of the Park Central Property, you estimate that Phase I will cost approximately $2.0 billion to $2.5 billion. Please revise.

The Registrant has revised the referenced disclosure as requested.
Debt Covenants, page 74
61.	Please revise to update the disclosure to a more recent date than June 30, 2007.

The Registrant has updated the disclosure to August 31, 2007, the most recent date for which it has prepared interim financial statements.
Contractual Obligations. page 74
62.	Please add the following words to the top of your table: “Payments Due by Period.” Please refer to Regulation S-K, Item 303(a)(5).

The Registrant has added the words “Payments Due by Period” to the top of the table.
Controls and Procedures, page 75
63.	Please revise to disclose the nature of the material weaknesses in internal controls. We note your disclosure that you have begun the process of upgrading your system of internal controls. Please revise to disclose what you have done to upgrade your system.

The Registrant has revised its disclosure to include the nature of the material weaknesses in internal controls and what it has done to upgrade its system of internal controls.
Subsequent Events, page 75
64.	As this is a prospectus for your initial distribution, please do not include a “subsequent events” section. Please present the disclosure within the other headings of MD&A. In this connection, we note that you have included a description of the Park Central Loan on page 70 and the July 6, 2007 refinancing in the contractual obligations table.

The Registrant has removed the “subsequent events” heading and narrative, and has reflected this information elsewhere in Amendment No. 1.

Management, Page 77
65.	We note the disclosure in the table and the accompanying discussion that Mr. Kanavos is President. On the signature page, however, it states that Mr. Kanavos is both President and a director. Please advise.

The Registrant has prepared the Management Chart, and tailored the introductory language set forth therein, to evidence who will serve as officers, directors and director nominees upon distribution of the shares to its stockholders. The Registrant believes information regarding who serves in various capacities prior to the stockholders’ receipt of the shares would unnecessarily complicate and confuse the overall disclosure. Just prior to the shares being distributed, Messrs. Kanavos and Nelson will resign from the Board of Directors, after which Mr. Kanavos will serve solely as President of the Registrant and Mr. Nelson will cease to be a director. For that reason, the Registrant has listed Mr. Kanavos as President, and not director, and it has elected not to include detailed disclosure regarding Mr. Nelson.

66.	Please clearly disclose those individuals who will be current directors and officers of FXRE, and those who are presently the current directors and officers. Please also add disclosure about Mr. Mitchell J. Nelson.

Please see response to comment 65 above.
Compensation Committee Interlocks and Insider Participation, page 79
67.	You reference Item 404 of Regulation S-K. Investors may not know the contents of Item 404. Therefore, please revise your disclosure to eliminate usage of this term. Please refer to Regulation S-K, Item 407(e)(4).

The Registrant has revised the referenced disclosure as requested.
Executive Compensation, page 80
68.	It appears that the creation of FXRE involves an amalgamation or combination of companies. Please include executive compensation disclosure for the prior fiscal year or advise us why you believe that executive compensation disclosure is not required. Please refer to Interpretive Response 1.02 in http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm.

The Registrant respectfully does not believe that providing executive compensation disclosure with respect to the Registrant’s predecessor entities is required due to the fact that the executive officers of the Registrant are not the same individuals and the business of the predecessor entities, which consisted primarily of commercial leasing activities, is not a business being pursued by the Registrant.
Employment Contracts, page 81
69.	We note that you “intend” to enter into an employment agreement with W.

Kanavos and others. We also note your disclosure on page 78 under the subheading “Executive Officers” that states that Mr. Kanavos was appointed President effective August 20, 2007. Please advise as to whether Mr. Kanavos currently serves as President without compensation and without an employment agreement. We may have further comment.
Mr. Kanavos currently provides services and acts as President to the Registrant through the shared services agreement entered into between Flag and the Registrant. The Registrant intends to enter into an employment agreement with Mr. Kanavos which would become effective on the date the Registration Statement is declared effective.

70.	Please disclose whether the employment agreement will allow Mr. Kanavos to commit only 50% of his time to you, as does your agreement with Mr. Sillerman.

The employment agreement with Mr. Kanavos requires that he commit two-thirds of his time to the Registrant. The disclosure in the Registration Statement has been revised to reflect the allocation of Mr. Kanavos’ time.
Board Decisions and Certain Conflicts of Interest, page 82
71.	We note your current disclosure under this subheading that you expect to submit all transactions with any related party for approval by your independent directors. Additionally, please more fully describe your policies and procedures for reviewing, approving and ratifying transactions with related persons. Please refer to Regulation S-K, Item 404(b)(l).

The Registrant has revised the referenced disclosure as requested.
Description of Capital Stock, page 85
Certain provisions of Delaware law and our charter documents could discourage a takeover that stockholders may consider favorable, page 86
72.	Please disclose what your decision to “opt out” of Section 203 of the Delaware General Corporation Law means for your shareholders.

The Registrant has revised the referenced disclosure as requested.
Description of Certain Indebtedness, page 88
Credit Facilities, page 88
73.	Please revise to include this discussion in your MD&A and eliminate any duplication.

The Registrant has revised its disclosure to include this discussion in MD&A and eliminate any duplication.

74.	Please disclose the effective interest rates for each loan tranche, as you have done on page 54.

The Registrant has disclosed the effective interest rates for each loan tranche.

75.	Please revise the disclosure to clearly explain the meaning of “bad boy” acts and the “bad boy” guarantee.

The Registrant has revised the referenced disclosure as requested.

76.	Please provide details regarding the construction loan that you mention in the first full paragraph on page 89.

While the Registrant anticipates repaying the balance of the first and second lien credit facilities with the proceeds from a construction loan as disclosed in the Registration Statement, the lender and terms for such loan have not yet been identified by the Registrant. Accordingly, the Registrant cannot provide further details at this time. To the extent the details of such loans are determined prior to the effectiveness of the Registration Statement, the Registrant will revise the disclosure to include the requested details as requested.
Certain Relationships, page 89
77.	As you have noted in the Prospectus Summary, please indicate the basis on which each person is a related person. Please refer to Regulation S-K, Item 404(a)(1).

The Registrant has revised the referenced disclosure as requested.
Preferred Distribution, page 90
78.	We note your disclosure regarding the preferred priority distribution to Flag Luxury Properties and that it may be entitled to an annual return on the unpaid amount of the Citibank N.A. prime rate. Please disclose a recent Citibank N.A. prime rate.

The Registrant has expanded its disclosure to include a recent Citibank N.A. prime rate.
Shared Services Agreements, page 91
79.	Please advise as to when you plan to enter into shared services agreements with CKX and Flag Luxury Properties and when the terms of such agreements will be finalized. We may have further comment.

The Registrant expects to finalize and enter into the shared services agreements with CKX and Flag Luxury Properties shortly following the filing of Amendment No. 1. The final agreement must be approved by the Special Committee of the Board of Directors of CKX, Inc., as it constitutes an affiliated transaction for CKX. The agreement with Flag Luxury Properties will be finalized simultaneously with execution of the agreement with

CKX.
Related Party Indebtedness, page 92
80.	We note your disclosure regarding the loan from an affiliate of Credit Suisse and the fact that it bears interest at LIBOR plus 250 basis points. Please disclose a recent LIBOR rate and the total interest rate on the loan using such LIBOR rate.

The Registrant has expanded its disclosure to include a recent LIBOR rate and the total interest rate on the Loan using such LIBOR rate.
Employee Relationships, page 93
81.	Please disclose the services that Dayssi Kanavos will provide and the compensation she is expected to receive for such services.

Amendment No. 1 includes disclosure responsive to the Staff’s comment.
Financial Statements
Ownership of FXLR, page F-7
82.	Please tell us how you determined that FXLR and Flag were entities under common control. Please refer to EITF 02-5.

To determine that FX Luxury Realty, LLC (“FXLR”) and Flag Luxury Properties, LLC (“Flag”) were entities under common control, the Registrant considered paragraph 3 of EITF 02-5 which states that common control exists between (or among) separate entities when a common group of shareholders holds more than 50% of the voting ownership of each entity.

Also, Statement of Financial Accounting Standards No. 141, Business Combinations, paragraph D11.a notes that when an entity charters a newly formed entity and transfers some or all of its assets to that newly chartered entity, such transaction is a transfer between entities under common control and is not accounted for as a business combination. On May 11, 2007, Flag contributed its ownership interest in the Metroflag entities to FXLR in exchange for all of the membership interests in FXLR.

83.	We note from your disclosure that on June l, 2007, CKX contributed $100 million to FXLR in exchange for 50% of the common membership interests in FXLR, yet earlier you disclosed that on May 11, 2007, Flag acquired all of the membership interest in FXLR. Please clarify the details of this transaction for us.

Chronologically, Flag formed FXLR on May 11, 2007 and contributed its 50% interest in the Metroflag entities. Subsequently on June 1, 2007, CKX contributed $100 million to FXLR in exchange for 50% of the common membership interests in FXLR, thus diluting Flag’s ownership interest to 50% of FXLR.
License Agreements, page F-9
84.	Please tell the value you have ascribed to the licensing agreements with the subsidiaries of CKX and where this is recorded on your balance sheet at June 30, 2007. Additionally, tell us how you determined the value.

The Registrant has estimated the fair values of the assets acquired and liabilities assumed based on a preliminarily valuation prepared by the Registrant. The Registrant has engaged an independent appraisal firm to perform a valuation of the assets acquired and liabilities assumed, which has not been completed. Preliminarily, the Registrant has not ascribed any value to the license agreements on the balance sheet because it believes that that the royalty rates and other terms in the license agreements are at fair value. The Registrant’s initial discussions and consultations with the independent appraisal firm are consistent with this position.
Part II. Information Not Required in Prospectus
85.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

The Registrant has filed certain exhibits with Amendment No. 1 and intends to file the other exhibits as promptly as possible.

86.	Please include consents from each director and executive officer nominee.

The Registrant has filed consents for each director and executive officer nominee as an exhibit to Amendment No. 1.
*******
     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 1, please do not hesitate to contact the undersigned by telephone at (212) 801-9323.
     Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours, /s/ Alan I. Annex Alan I. Annex

cc:	Robert F.X. Sillerman Howard J. Tytel, Esq. Mitchell J. Nelson, Esq. Jason K. Horowitz, Esq. Andrew E. Balog, Esq.